FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
W	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person Codina, Armando M.	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director		10% Owner
								Officer (give title below)		Other (specify below)
(Last) (First) (Middle) Codina Group, Inc. 355 Alhambra Circle, Suite 900	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year December 23, 2002
7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) Coral Gables, FL 33134				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)								Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Shares	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	2,486.739 (1)	D
Phantom Stock Units	(2)	12/23/02	_ _	A		42.9848		(2)	(2)	Common Stock	(2)	$60.00	9,849.8691 (3)	D

Explanation of Responses:

(1)   Phantom Shares credited to an account for the reporting person pursuant to the FPL Group, Inc. Supplemental Pension Plan for Non-Employee Directors established in connection with termination of the FPL Group, Inc. Non-Employee Director Retirement Plan. Amount shown does not include previously reported cash dividends that would be payable on the Phantom Shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the Phantom Shares credited to the reporting person or previously reported interest on such dividends because such dividends and interest are not accounted for in Phantom Shares.

(2)   Phantom Stock Units APPROXIMATE the number of phantom shares of FPL Group Common Stock attributable to phantom units credited to the reporting person's account under the FPL Group, Inc. Deferred Compensation Plan. Compensation deferred under the Plan is deemed to be invested in a number of unfunded theoretical units equal to the number of "units" which would have been credited if the deferred compensation had been invested in FPL Group's company stock fund in its Thrift Plan (the "Stock Fund"). The Stock Fund is accounted for in "units" of a unitized pool of stock and cash, with the value of each "unit" determined by reference to the closing price of FPL Group Common Stock on the New York Stock Exchange on any given date. PHANTOM STOCK UNITS REPORTED ABOVE ARE ESTIMATED based on the number of shares of FPL Group Common Stock in the Stock Fund represented by each "unit" of the Stock Fund on a given date, multiplied by the number of theoretical units credited to the reporting person upon a deferral or held at the end of the period. Accounts are payable only in cash at the end of the deferral period. This filing is not an admission that Phantom Stock Units or the theoretical units of the Stock Fund are derivative securities.

(3)   Includes ESTIMATED Phantom Stock Units attributable to prior deferrals of director compensation into units which constituted "cash only" securities under Rule 16a-1(c)(3). Differences in holdings on any given date may result from varying percentages of cash and stock held in the Stock Fund on different dates.

DENNIS P. COYLE	December 24, 2002

Signature of Reporting Person	Date